Exhibit 99.1

Completion of Consolidation of Capital

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 12 June 2026: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, advises that the consolidation of the Company’s issued capital on a fifty (50) to one (1) basis, as approved by shareholders at the General Meeting on 29 May 2026, has now been completed.

The Company’s post-consolidation capital structure is as follows:

ASX CODE	QUOTED SECURITIES	NUMBER
ATH	Ordinary fully paid shares	217,508,862
ATHO	Option expiring 31-Aug-2026 ex $0.50	18,624,729
ATHOA	Option expiring 26-Feb-2027 ex $1.40	24,446,043
ASX CODE	UNQUOTED SECURITIES	NUMBER
ATHAA	Option expiring 13-Mar-2029 ex $0.20	403,334
ATHAAE	Option expiring 29-Nov-2026 ex $1.875	200,000
ATHAAG	Option expiring 29-Nov-2026 ex $1.19	230,000
ATHAAH	Option expiring 19-Dec-2026 ex $0.525	160,000
ATHAAK	Option expiring 30-Dec-2027 ex $0.50	3,400,000
ATHAAL	Option expiring 09-Jan-2031 ex $0.40	360,000
ATHAAM	Option expiring 13-Jan-2031 ex USD 0.285	870,000
ATHAB	Option expiring 13-Mar-2029 ex USD 0.155	1,250,000
ATHAC	Option expiring 21-Mar-2029 ex USD 0.15	800,004
ATHAD	Option expiring 01-Jul-2030 ex $0.50	300,000
ATHAE	Option expiring 08-Aug-2030 ex $0.65	230,000
ATHAF	Option expiring 08-Aug-2030 ex USD 0.43	6,248,004
ATHAG	Option expiring 26-Mar-2031 ex USD 0.285	1,230,000
ATHAJ	Option expiring 15-Apr-2031 ex USD 0.302	4,245,000
ATHAK	Option expiring 15-Apr-2031 ex $0.45	540,000

Where the consolidation process resulted in a fraction of a share, any fractional entitlements have been rounded up to the nearest whole number (to a minimum of 1 security).

Holding statements have been despatched to all shareholders and option holders advising them of their holdings on a post-consolidation basis.

Normal trading (on a T+2 settlement basis) commenced today, Friday 12 June, under ASX code “ATH”.

Authorised for release by the Board of Directors of Alterity Therapeutics Limited.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies in Multiple System Atrophy (MSA) and related Parkinsonian disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in MSA, a rare and rapidly progressive disease. ATH434, the Company’s lead asset, has demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytx.com.

Contacts:

Investors

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520